MINEBEA MITSUMI Inc.

4106-73 Oaza Miyota, Miyota-machi

Kitasaku-gun, Nagano 389-0293

Japan

July 26, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Annual Report on Form 20-F for the year ended March 31, 2017;

Notice of Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

MINEBEA MITSUMI Inc. hereby provides notice that it has provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in its Annual Report on Form 20-F for the year ended March 31, 2017.

Very truly yours,

MINEBEA MITSUMI Inc.

By:	/s/ Hiromi Yoda
	Name:	Hiromi Yoda
	Title:	Director, Senior Managing Executive Officer